Exhibit 99.1

Green Circle Decarbonize Technology Limited Transitions to OTC Trading Platform

Company Intends to Request Review of NYSE American Delisting Determination Within Applicable Seven Calendar-Day Period

Green Circle Remains an SEC Reporting Company and Continues to Focus on Strategic Transaction Opportunities

Hong Kong, November 4, 2026, Green Circle Decarbonize Technology Limited (“Green Circle” or the “Company”) (GCDT), a premier provider of customized energy-saving solutions, today announced that it has received notification on November 3, 2026 from NYSE American LLC (“NYSE American”) that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s Class A ordinary shares (the “Ordinary Shares”) from NYSE American. Trading in the Ordinary Shares was suspended immediately upon receipt of the notification on November 3, 2026. NYSE Regulation determined that the Company is no longer suitable for listing pursuant to Section 1003(f)(v) of the NYSE American Company Guide due to the low selling price of the Ordinary Shares.

The Company anticipates that the Ordinary Shares will begin trading publicly on the OTC Pink Limited Market (“OTC Market”) under the symbol “GCDT”. The transition to the OTC Market is not expected to affect the Company’s business operations, its relationships with business partners or employees, or its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shareholders are not required to take any action in connection with the suspension or transition to the OTC Market. The Ordinary Shares remain issued and outstanding and will continue to be held in shareholders’ existing brokerage accounts. Once trading commences on the OTC Market, shareholders may be able to trade their Ordinary Shares through their existing brokerage accounts, subject to their brokers’ policies and capabilities.

The Company currently intends to request review of NYSE Regulation’s determination before a Listing Qualifications Panel (“Panel”) by submitting a written request within the applicable seven calendar day period following receipt of the notice, in accordance with NYSE American procedures.

The Company remains subject to the reporting requirements of the Exchange Act and intends to continue satisfying its applicable reporting obligations with the U.S. Securities and Exchange Commission (the “SEC”), including filing its annual reports on Form 20-F and furnishing current reports on Form 6-K.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These statements may relate to, but are not limited to, the anticipated trading of the Ordinary Shares in the over-the-counter market, the Company’s efforts and ability to regain compliance with NYSE American’s continued listing standards, the Company’s ability to appeal NYSE Regulation’s determination, and the Company’s ability to conclude a strategic transaction or business combination. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.

In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other comparable terminology concerning the Company’s expectations, strategy, plans or intentions. You should not place undue reliance on any forward-looking statements. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith beliefs and assumptions as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

These risks and uncertainties include risks arising from the suspension of trading in, and potential delisting of, the Ordinary Shares from NYSE American; risks relating to trading in the Ordinary Shares in the over-the-counter market, including reduced liquidity and the potential for further declines in the trading price of the Ordinary Shares; the Company’s ability to conclude a strategic transaction or business combination; the Company’s ability to successfully appeal NYSE Regulation’s determination; and other risks and uncertainties detailed from time to time in the Company’s reports filed with the SEC. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Chief Financial Officer

Email: louis.leung@vbg.com.hk